# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

### BOND FILM PLATFORM INC.

520 West Avenue Suite 805
Miami Beach, FL 33139

https://bond.pm



**5000 shares of Series B Common Stock and BFP Tokens**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# THE OFFERING

Maximum 58,850 shares* of Series B Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 5,000 shares of Series B Common Stock ($10,000)

| | |
|---|---|
| **Company** | **BOND FILM PLATFORM INC.** |
| **Corporate Address** | 520 West Avenue Suite 805, Miami Beach, Florida, 33139 |
| **Description of Business** | Bond Film Platform is developing and promoting a video streaming and crowdfunding platform to assist users in production, monetization, consumption, and investment in video and film content. |
| **Type of Security Offered** | Series B Common Stock and BFP Token |
| **Purchase Price of Security Offered** | $2.00 per share of Series B Common Stock |
| **Minimum Investment Amount (per investor)** | $500.00 |

## Perks*

The Offering includes 20 BFP Tokens, for every $2 invested (so 20 BFP Tokens for every share of BFP Token Class Stock purchased).

In addition, the following bonuses will apply:

Invest **$1,000** and more: **1 additional** BFP Token per $2 invested

Invest **$3,000** and more: **3 additional** BFP Tokens per $2 invested

Invest **$5,000** and more: **5 additional** BFP Tokens per $2 invested

Invest **$10,000** and more: **10 additional** BFP Tokens per $2 invested

Invest **$30,000** and more: **12 additional** BFP Tokens per $2 invested

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

# BFP Tokens

**Description:** The BFP Token is a virtual currency used for the video streaming and crowdfunding platform that we expect will assist users in production, monetization, consumption, and investment in video and film content. The platform is currently under Bond's development.

- **Initial Blockchain:** ERC20 compliant digital token based on the Ethereum blockchain technology.
- **Migration to Alternative Blockchain:** Bond may migrate the BFP Tokens to an alternative platform if it determines such migration to be necessary or desirable to operate its platform.
- **Expected Network Launch date:** Q4 2019
- **Total amount of Tokens authorized for creation:** 13,190,548
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** Bond does not expect to list the BFP Tokens.

## Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from the closing of the Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** Bond intends to take steps to make BFP Token a token of stable value with the goal of preventing it from fluctuating either upward or downward in value for the purpose of creating a useful method of payment on the platform.

**BFP Tokens do not represent or constitute:**

- any ownership right on share, equity, security, commodity, bond, debt instrument or any other financial instrument or investment carrying equivalent rights and will only be used on Bond Film Platform which is currently under development by Bond;
- any form of money or legal tender in any jurisdiction, nor do they constitute any representation of money (including electronic money).

Any potential future use of BFP Tokens in connection with the provision or receipt of services on the Bond Film Platform shall be subject to and governed by such other applicable terms, conditions and policies relating to the use of each such service on the Bond Film Platform. Such terms and conditions regulating the use of the Bond Film Platform shall be made available to the Bond Film Platform users.

**Each BFP Token holder is responsible for implementing all reasonable and appropriate measures for securing his, her or its cryptographic wallet, vault or other storage mechanism that he, she or it uses to receive and store BFP Tokens that are issued to him, her or it by the Company after completion of development of the Bond Film Platform, including any requisite private key(s) or other credentials necessary to access such storage mechanism(s). If BFP Token holder's private key(s) or other access**

credentials are lost, he, she or it may lose access to the BFP Tokens. Bond shall not be responsible for any security measures relating to BFP Token holder's receipt, possession, storage, transfer or potential future use of BFP Tokens nor shall we be under any obligation to recover or return any BFP Tokens, and Bond hereby excludes (to the fullest extent permitted under applicable law) any and all liability for any security breaches or other acts or omissions which result in BFP Token holder's loss of (including loss of access to) BFP Tokens issued to any investor in connection with the Offering.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token, and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

**Tax Advisory:** Investors should consult their tax advisors with respect to the tax basis for each of the Series B Common Stock and the BFP Tokens, since they will trade independently.

**Jurisdictions:** No investor in the Offering who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

NOTWITHSTANDING ANYTHING IN THE OFFERING DOCUMENTS TO THE CONTRARY, BOND MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER WITH RESPECT TO THE BFP TOKENS OR THE BOND FILM PLATFORM, INCLUDING, WITHOUT LIMITATION, ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (iii) WARRANTY OF TITLE; OR (iv) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE.

### The 10% Bonus for StartEngine Shareholders

Bond Film Platform will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series B Common Stock at $2 / share, you will receive 10 Series B Common Stock bonus shares, meaning you'll own 110 shares of Series B Common Stock for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


**THE COMPANY AND ITS BUSINESS**


### *Description of Business*

BOND FILM PLATFORM INC. will be developing and promoting a video streaming and crowdfunding platform (the "Bond Film Platform") to assist users in production, monetization, consumption, and investment into video and film content. The Bond Film Platform is expected to utilize blockchain technology to ensure the security of all financial and data sensitive transactions.

Bond plans to also issue its own token - the BFP token - which will be the foundation of the Bond Film Platform's economy. The core idea behind Bond's innovative economic model is to provide incentives to ALL actors of the economy - users, creators, film investors, promoters, content curators, etc. The total number of BFP Tokens authorized for creation is 13,190,548 (subject to change without notice).

The Bond Film Platform is currently released in an Alpha version and is not using blockchain technology at the moment. Below you will find a list of our intended features along with the features that have now been released:

- Video streaming (released)
- Crowdinvesting (anticipated)
- Content Ownership (anticipated)
- Automated Revenue Distribution (released)

### *Sales and Customer Base*

The Bond Film Platform will offer services to its users who will need to pay a fixed monthly subscription fee to use the services: watch any video content on the Bond Film Platform, participate in social interactions with other users on the Bond Film Platform (comments, likes, etc), share links to content, invest in content and receive revenue by producing and publishing content or from the investments into content of others.

We believe Bond will attract creators and their fan bases to ensure the continuous supply of high-quality content and user engagement. Bond will concentrate on platform development and user and creator acquisition and will be constantly working on user base growth, improvement in the quality of service and user support.

*Competition*

Bond sees its main competitors in large video distribution platforms like YouTube, Netflix, Amazon, Hulu, Crackle, etc.

Bond also recognizes its competitors in major crowdfunding platforms, which are used by creators today to raise funds for the production of new video and film content and for engagement with their fans and followers. Among them are Kickstarter, Indiegogo, Patreon and similar.

Bond is entering the universe of large corporations, which are currently reigning over and setting rules in the entertainment world globally, and in the motion picture industry in particular. With Bond, we are aiming to build the new video industry economy, bring innovation to the existing, often outdated and non-transparent, approach of the industry giants on reimbursing video creators, filmmakers and other authors for their work. In brief, relative to other competitors, Bond is facing the following difficulties:

- Underfunded startup entering the industry dominated by large corporations;
- No ready available quality content because Bond is still in the early stages of building our network of authors and filmmakers; and
- The concept of decentralized video economy is new both for users, for investors and for creators, and it will take time for all market participants to adapt to the new economy rules and truly appreciate the advantages it brings.

On the other hand, Bond is empowered by the following potential competitive advantages over existing competition:

- We expect it to have a transparent and secure economy with automatic revenue distribution;
- We expect users authors and investors to have full control of content ownership;
- Crowdinvesting brings more freedom and choices to users. We expect that users' voices will be heard and their decisions and their investments will allow creators to produce their projects without restrictions imposed by advertisers or Hollywood moguls; and
- We expect to have a comprehensive set of user-friendly online tools that will allow Bond users to build their online communities, discuss new and existing projects, curate content on the platform, learn from each other and help each other.

## *Liabilities and Litigation*

Bond currently has no outstanding liabilities outside of the ordinary course of business and is not involved in any litigation proceedings.

**The team**

**Officers and directors**

| Vlad Lobak | Co-founder and CEO |
|---|---|
| Den Tolmor | Co-Founder and Chief Producer, Director |

Vlad Lobak
Vlad has over 20 years of experience working on TV Channels, developing cutting edge IPTV and VOD services, expert in online streaming and CDN infrustructure. Vlad worked in many startups and is currently consulting top companies all over the world. Vlad has served as a Founder & CEO of VIBOTV working full time from 2009 to 2012, and part-time 2012 to 2014 while serving as CTO of TV Channel "Rain" from 2012 to 2014 full time. In 2015 Vlad returned to a full time position of CEO at VIBOTV and managed the company until 2017. He is currently full time CEO of Bond Film Platform since Inception.

Den Tolmor
Den Tolmor is a member of US Television Academy, Oscar nominee (2015) and Emmys nominee (2015, 2018) producer and writer, known for Winter on Fire: Ukraine's Fight for Freedom (2015), Pray for Ukraine (2015), Cries from Syria (2017) and many other TV Shows and documentaries. He has been Co-Founder and Chief Producer, Director of Bond Film Platform since inception. Den also serves as a Producer in Afineevsky - Tolmor Production since 2014 to present working full time and this is his primary role.

Number of Employees: 12

**Related party transactions**

Bond has not conducted any related party transactions.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- An investment in Series B Common Stock has significant risk. We recommend investors consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the Offering as further detailed in this Offering Memorandum.
- **We have an evolving business model.** Our business model may need to evolve. From time to time we may modify aspects of our business model relating to our service offerings. With regard to the Bond Film Platform, as blockchain assets and blockchain technologies become more widely available, we expect the services associated with it to evolve. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the

business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

- **We have no operating history.** We are a recently formed company with no historical operating results, and we will not commence operations of the Bond Film Platform until obtaining funding through the Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. The Bond Film Platform is still under development and may undergo significant changes over time. Our proposed Bond Film Platform is complex, novel and untested. Its creation requires the integration of multiple existing technologies, as well as the development of new software. Although Bond intends for the Bond Film Platform to have the features and specifications set forth in the Offering Memorandum, Bond may make changes to such features and specifications for any number of reasons, any of which may mean that the platform will change course from what is described in the Offering Memorandum. The development and maintenance of the Bond Film Platform could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the Bond Film Platform if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. Even if we are able to develop the Bond Film Platform as contemplated, we may not be able to develop the Bond Film Platform on a timely basis. Any of these factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed Bond Film Platform.

- **We may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business strategy.** We will be heavily dependent on the capacity, reliability, and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third-party providers, may fail, be shut down or, due to capacity constraints, operate slowly. If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market. We will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software to provide processing services. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, then our ability to maintain or expand our businesses would be adversely affected.

- **Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.** Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

- **We may have difficulty executing our growth strategy and maintaining our growth effectively.** Our growth requires additional investment in personnel, facilities, information technology infrastructure, and data management systems and controls, and may place a significant strain on our management and resources. Our growth strategy also may subject us to increased legal, compliance and regulatory obligations. There is no guarantee that our efforts will be successful. We may not be able to implement important strategic initiatives in accordance with our expectations, including that the strategic initiatives could result in additional unanticipated costs, which may result in an adverse impact on our business and financial results. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with our growth, our future profitability could be adversely affected.

- **Blockchain is a nascent and rapidly changing technology.** The development of blockchain networks is a new and rapidly evolving industry that is subject to a degree of uncertainty. Factors affecting the further development of the blockchain industry include: continued worldwide growth in the adoption and use of blockchain networks and assets; the maintenance and development of the open source software protocol of blockchain networks; changes in consumer demographics and public tastes and preferences; the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; the general economic environment and conditions relating to blockchain networks and assets. Regulation of blockchain networks, assets and related technologies remains in its early stages, and may change significantly and unpredictably over time. The development of regulations is an uncertain process, and regulations generally vary amongst jurisdictions.

- **Privacy and data security laws.** Our business model contemplates that the users of Bond Film Platform will transmit personal data. End users of Bond Film Platform may transmit a significant amount of personal or identifying information through the platform. Privacy and data security have become significant issues in the United States, European Union and in other jurisdictions where we may offer the services of the platform. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state, local and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from users and other individuals; and these laws may create varied and potentially conflicting requirements. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices.

- **The application of distributed ledger technology is novel.** Blockchain is an emerging technology that offers new capabilities which are still evolving. In most cases, software used by blockchain asset issuing entities is in an early development stage. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

- **It will not be easy to trade the Series B Common Stock or BFP Tokens** If tokens representing the Series B Common Stock are delivered to the investors, then there may nonetheless be no trading market available and no U.S. registered exchanges or regulated alternative trading systems (collectively, "ATSs") may exist and peer-to-peer transfers will not be permitted unless and until holders thereof are notified otherwise by Bond and informed of the requirements to and conditions do so. When the Series B Common Stock become transferable, they may only be traded on a very limited range of venues. Currently, the Company is unaware of any operational ATS or exchange capable of supporting secondary trading in the Tokens. Moreover, even if legally permitted, by purchasing Series B Common Stock, holders of the Series B Common Stock agree to additional transfer restrictions and shall not be able to effect transfers until the Company informs holders that an ATS is available or that peer-to-peer transfer processes have been established. As a result, holders of Series B Common Stock should be prepared to hold their Series B Common Stock indefinitely. Moreover, even if the Series B Common Stock become transferable, we may rely on technology, including smart contracts, to implement certain restrictions on transferability in accordance with U.S. federal securities laws or the laws of any other jurisdiction. There can be no assurance that such technology will function properly, which could result in technological limitations on transferability and expose Bond to legal and regulatory issues. Bond is relying on several third-parties to develop trading platforms that will support trading of the tokens representing the Series B Common Stock. However, the development of trading platforms implicates complex technological considerations and raises numerous legal and regulatory issues that will need to be addressed before they will support secondary trading of the tokens representing Series B Common Stock. Because of these technological, legal and regulatory considerations, the trading platforms may never be developed and, if developed, may, for a variety of technological, legal and regulatory reasons, never become operational. Similarly, we do not plan on listing the BFP Tokens on any unregulated exchange or ATSs, and we intend for BFP Tokens to only be used on the Bond Film Platform. If the BFP Tokens are listed on unregulated exchanges, then Bond may take action to attempt to cause such exchanges to delist the BFP Tokens. In the alternative, if Bond successfully causes the BFP Tokens to have a stable value, then it may seek to list the BFP Tokens on an exchange other than an ATS. However, all investors should expect that the BFP Tokens will only be usable within the Bond Film Platform.

- **There is no assurance that investors in the Offering will receive a return on their investment.** Any return on an investment in the Series B Common Stock is contingent upon many circumstances detailed herein. There is no assurance that investors will realize any return on their investments. For this reason, each investor should carefully read this Offering Memorandum and should consult with his, her or its own attorney and financial and tax advisors prior to making any investment decision with respect to the Series B Common Stock.

- **The interests of our Series A Common Stock holder may conflict with the interests of Series B Common Stock holders.** Our directors are nominated and elected by a majority of our Series A Common Stock stockholders, which currently is controlled by Den Tolmor as the sole stockholder, and his interests in our business may differ from the interests of holders of the Series B Common Stock. Den Tolmor has control over management and affairs and over all matters of Bond, including significant corporate transactions, such as a merger or other sale of Bond or its assets.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established brands that currently have products on the market and/or various respective product development programs. They have much better financial means, marketing and sales expertise, and human resources than those of Bond. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Bond Film Platform will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Bond will depend on its ability to monetize the Bond Film Platform for substantially all of its revenue.** The Company expects to derive substantially all of its revenue from the Bond Film Platform for the foreseeable future. A failure to adopt or decline in use after the adoption of the Bond Film Platform, whether due to macroeconomic conditions, competition or otherwise, would harm Bond's business and operating results more seriously than it would if Bond derived significant revenue from a variety of product lines and services. Although Bond likely will evaluate other services to add to its offerings, Bond may not be successful in identifying or executing on any opportunities, including those already identified. As a result, Bond's future growth and financial performance will depend heavily on its ability to develop and monetize the Bond Film Platform. If Bond failure in that endeavor, then its business and results of operations would be harmed.

- **If Bond is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed.** Bond believes that its future success is highly dependent on the contributions of its executive officers, as well as its ability to attract and retain highly skilled and experienced sales, research and development and other personnel. All of Bond's employees, including its executive officers, are free to terminate their employment relationships with Bond at any time, and their knowledge of Bond's business and industry may be difficult to replace. If one or more of Bond's executive officers or key employees leave, then Bond may not be able to fully integrate new personnel or replicate the prior working relationships, and development of the Bond Platform and Bond's operations could suffer. Qualified individuals are in high demand, especially in the blockchain industry, and Bond may incur significant costs to attract them. Many of the companies with which Bond competes for experienced personnel also have greater resources than those of Bond. If Bond is unable to attract and retain highly skilled personnel, then it may not be able to develop the Bond Film Platform or achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

- **Bond may not successfully grow globally.** Bond intends to be a global brand and the Bond Film Platform to be available around the world. However, reception to and adoption of the Bond Film Platform may be different in countries around the world. If Bond is unable to successfully grow globally, then it may not be able to achieve its desired strategic and financial goals.

- **If Bond's customers are not satisfied with its customer support, then they may choose not to again purchase on the Bond Film Platform, which would adversely impact its business and operating results.** Bond's business will rely, in part, on its customers' satisfaction with respect to the Bond Film Platform. If Bond fails to provide support services that are responsive, satisfy its customers' expectations, and resolve issues that they encounter with the Bond Film Platform, then customers may choose not to purchase additional products and Bond may face brand and reputational harm, which could adversely affect its operating results. Bond's ability to provide technical support and software updates has not yet been tested and may not be satisfactory.

- **Bond's intellectual property rights and proprietary rights may not adequately protect its products.** Bond's commercial success will depend substantially on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other countries. Bond will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, Bond does not have any issued patents or applications pending in the United States or in foreign jurisdictions. Bond will apply for patents covering its products, services, technologies, and designs, as it deems appropriate. Bond may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. Even if patents are issued, they may not be sufficient to protect Bond's products, services, technologies, or designs. Bond's future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and Bond expects the landscape for patent protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, Bond cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services, or designs or duplicate any of its products, technologies, services, or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business. Any patents Bond licenses and those that may be issued to Bond in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide Bond with proprietary protection or competitive advantages. Moreover, third parties could practice Bond's future inventions in territories where Bond will not have patent protection or in territories where they could obtain a compulsory license to Bond's technology where patented. Such third parties may then try to import products made using Bond's inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. Bond has no registered trademarks in the United States or internationally. If Bond is not successful in arguing that there is no likelihood of confusion between its marks and the marks that are the subject of other applications or registrations owned by third parties, then any foreign trademark applications by Bond may be denied, preventing it from obtaining trademark registrations and adequate protection for its marks in the relevant jurisdictions, which could impact its ability to build its brand identity and market its products and services in those jurisdictions. Third parties may claim that Bond's trademarks infringe their rights. As a result, Bond could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in the United States or other jurisdictions. Even in those jurisdictions where Bond is able to register its trademarks, competitors may adopt or apply to register similar trademarks to it, may register domain names that mimic Bond's domain names or incorporate its trademarks or may purchase keywords that are identical or confusingly similar to its brand names as terms in Internet search engine advertising programs, which could impede its ability to build its brand identity and lead to confusion among potential customers of its products and services. The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, Bond may be unable to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect its competitive position. Any proceedings or lawsuits that Bond initiates could be expensive, take significant time and divert management's attention from other business concerns. Additionally, Bond may provoke third parties to assert claims against it. These claims could invalidate or narrow the scope of its own intellectual property rights. Bond may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect Bond's business, financial condition, and operating results.

- **Bond may not become a broker-dealer or funding portal.** For Bond to permit companies to make crowdfunding investments on the Bond Film Platform in the United States, Bond will need to become ran SEC-registered intermediary, either as a broker-dealer or a funding portal. Become an SEC-registered intermediary is a time-consuming and expensive process. If Bond is unable to become such an intermediary, then it may not be able to permit crowdfunding investments on the Bond Film Platform. Even if it does become such an intermediary in the United States, there are substantial restrictions on crowdfunding in many jurisdictions around the world, which may limit the growth of the Bond Film Platform's contemplated crowdfunding investment service. Any limitation on the development or growth of that service may be limited the financial gains of Board and, hence, the value of the Series B Common Stock.

- **The BFP Token may not increase in value.** The BFP Token is intended to be used for payments on the platform. As a result, Bond intends to take steps to stabilize the value of the BFP Token so that it does not increase nor decrease to significantly in value. As a result, no investor should expect to make a return holding the BFP Token. However, if Bond is unable to cause BFP Token to remain of stable value, it is possible that the BFP Token will use all value and the total amount of the investors' investments in the BFP Token will be lost.

- **We do not intend to pay dividends for the foreseeable future.** Bond currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment in Series B Common Stock, if at all.

- **If Bond is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then Bond may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.** The ability to manage and operate Bond's business as

Bond executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of Bond's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines that could adversely affect Bond's business, financial condition, and operating results. Bond's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If Bond does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

- **There is no assurance the maximum amount of the Offering will be sold.** The Offering will be undertaken through the services of a third party that will act as Bond's funding portal, and there can be no assurance that all of the Series B Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in Bond having less capital than Bond considers ideal, which could adversely affect the ability of Bond to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the Series B Common Stock pursuant to the offering have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws. Thus, investors cannot rely upon any regulatory agency havingreviewed the terms of the Offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the Offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the Offering on their own, and without the benefit prior review by any regulatory agency.

- **The Series B Common Stock will be subordinate to any preferred stock and Company debt.** The Series B Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of Bond. The effect of this subordination is that if Bond is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of Bond, if any, has been paid in full from those assets. Bond may not have sufficient assets remaining to make any distribution to the holders of Series B Common Stock after payment of its debt. Bond is not restricted from incurring any debt or other liabilities.

- **The BFP Tokens and any blockchain on which Bond's products and/or securities may rely may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of BFP Tokens. If one of those attacks occurs or security is compromised, then the liquidity and value of the BFP Tokens could decrease significantly.** Even if the BFP Tokens are issued, their structural foundation, the software applications and other interfaces or applications upon which they rely are unproven, and there can be no assurances that the BFP Tokens will trade, if ever tradable, without interruption and be fully secure, which may result in impermissible transfers, a complete loss of BFP Tokens or an unwillingness of people to access, adopt, and utilize the BFP Tokens. Further, the BFP Tokens (and any technology, including blockchain technology, on which they rely) may also be the target of malicious attacks seeking to identify and exploit weaknesses in the BFP Tokens, which may result in the loss or theft of BFP Tokens. The same risks exist when the Series B Common Stock is represented by tokens.

- **The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, offerings of digital assets, such as the BFP Tokens, and ATSs is uncertain, and new regulations or policies may materially adversely affect the development and the value of the Series B Common Stock and BFP Tokens.** Regulation of digital assets, like the BFP Tokens, and offerings such as the Offering, cryptocurrencies, blockchain technologies, and ATSs, is currently undeveloped and likely to rapidly evolve as government agencies take a greater interest in them, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the BFP Tokens, tokens generally and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the BFP Tokens or Series B Common Stock if and when represented by tokens to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Series B Common Stock, the BFP Tokens or and ATSs. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the BFP Tokens. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption and value of the Series B Common Stock and the BFP Tokens.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Den Tolmor, 100.0% ownership, Series A Common Stock

### Classes of securities

- Series A Common Stock: 4,000,000

  The Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 9,400,000 shares of Series A Common Stock of Bond (the "Series A Common Stock"), of which 4,000,000 are issued and outstanding.

### Voting Rights

The holders of shares of Series A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

### Dividend Rights

The holders of shares of Series A Common Stock together with the holders of shares of Series B Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to them.

### Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of the Company, the holders of Series A Common Stock with the holders of Series B Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

In the event of a change of control of the Company, holders of Series A Common Stock and holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

- Series B Common Stock: 0

  The Certificate of Incorporation authorizes the issuance of 600,000 shares of Series B Common Stock of Bond (the "Series B Common Stock"), of which none are issued and outstanding. The Series B Common Stock was authorized in connection with the Offering and will be issued to investors in the Offering.

  ### Voting Rights and Information Rights

  The holders of shares of Series B Common Stock shall have the same rights, privileges and preferences as the holders of Series A Common Stock, except that (a) the Series B Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of Series B Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Common Stock; and (c) the holders of Series B Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

  ### Dividend Rights

  The holders of shares of Series B Common Stock together with the holders of Series A Common Stock are entitled to dividends if and when declared by the

Board and paid to them.

### Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of the Company, the holders of Series B Common Stock with the holders of Series A Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law.

In the event of a change of control of the Company, holders of Series B Common Stock and holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

## What it means to be a Minority Holder

As a minority holder of capital stock of Bond and a holder of Series B Common Stock, the investors will have limited ability, if any, to influence our policies or any other corporate matters, including the election of directors, changes to Bond's governance documents, additional issuances of securities, company repurchases of securities, a merger of Bond, a sale of Bond's stock, a sale of assets of Bond, or transactions with related parties.

As of the date of the Offering, Den Tomor is the only holder of Series A Common Stock.  He has the right to elect all directors. Currently, he is the sole director of the Company and does not intend to relinquish control of the board of directors of Bond. Therefore, he controls all decisions regarding the business and affairs of Bond, including the election of officers of the Company.  If any shareholder disagrees with the decisions that Den Tomor makes as a stockholder or director, then they will not have the ability to influence or change those decisions.

## Dilution

Investors in the Offering should understand the potential for dilution. Each investor's ownership of Bond could be diluted due to Bond issuing additional shares of capital stock of Bond. If Bond issues more shares of capital stock of Bond, then the percentage of all capital stock of Bond that you own will decrease, even though the value of Bond may increase, and investors will own a smaller portion of a company with greater value than before the dilution. An addition issuance of shares of capital stock of Bond could result from a stock offering (such as an initial public offering, another crowdfunding offering, a venture capital offering or angel investment), employees exercising stock options or other equity awards, or by conversion of certain instruments, such as convertible notes or warrants, into capital stock of Bond.

If the board of directors of Bond decides to issue additional shares of capital stock of Bond, then investors could experience (i) value dilution because each share of capital stock of Bond would be worth less than before the issuance, (ii) control dilution because the total percentage of Bond that each investor owns would be lower than before issuance, and (iii) earnings dilution because the amount each investor earns per share may be lower than before the issuance.

The type of dilution that is most detrimental to early-stage investors occurs when a company sells more shares of capital stock in a "down round," meaning at a lower valuation than in the earlier offering, including this offering.

If an investor making an investment expecting to own a certain percentage of Bond's capital stock or expecting each share to hold a certain amount of value, then it is important to realize how the value of those shares can decrease by actions taken by Bond. Dilution can make drastic changes to the value of each share of capital stock, ownership percentage, and earnings per share.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

**Financial Statements**

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-09.

**Results of Operation**

Bond has not yet generated any revenues and does not anticipate doing so until Bond has completed the development and launching of the Bond Film Platform, which Bond does not anticipate occurring until Q4 2019. Based on Bond's forecasts, with the liquidity of the anticipated full raise amount, Bond anticipates that it can operate the business for 6 months without revenue generation.

Bond will use the investments to develop and market the Bond Platform as well as for general corporate and operating purposes, which may include working capital, capital expenditures, legal and accounting expenses, expenses related to products or technologies needed for development of the Bond Platform. The amounts that we project to spend within 6 months are stated in the Use of Proceeds section.

## Financial Milestones

Bond is prioritizing investments in the growth of the brand and is currently generating operating losses and requires new capital to continue business operations.

Management currently forecasts 2018, 2019 and 2020 expenses of $757,894 , $2.7 million and $4.4 million, and assumes revenues for these years would be $0, $115,000 and $1.02 million, respectively. Management believes Bond will require continued capital injections until it begins to generate positive net income in 2022.

Bond expects its main source of revenue to come from user subscriptions. Bond expects the cost of user acquisition to be approximately $120 at the early stages of the Bond Platform's development and Bond estimates the growth of its revenue based on the amount of funds available for marketing, which is a direct influence on its ability to meet projected revenue targets. In order to meet revenue targets, Bond will depend heavily on its ability to raise the necessary capital via all possible fundraising campaigns. Furthermore, Bond's success will depend on its ability to reach its project's milestones within the projected timeline and to gain popularity among content creators and the audience. On the development side, Bond's current major milestones are to finish the Beta-Test of the Bond Platform in May 2019 and to make an official release of the Bond Platform in June of 2019.

## Liquidity and Capital Resources

Bond is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If Bond is successful in the Offering, Bond will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to Bond.

Based on Bond's forecasts, if Bond raises the full amount it is seeking in the Offering, then it anticipates to sustain the business for 6 months without revenue generation and without reducing its development and marketing efforts. If Bond raises less than the maximum amount in the Offering, then Bond will alter its plans to slow its spending and seek to gain at least 12 months of operating capital from other sources.

For capital resources, Bond intends to pursue all available options, including but not limited to, contributions by shareholders and venture capital. There is no guarantee that Bond will be successful in raising additional funds at any point or that additional funding options will become available.

## Indebtedness

Bond has not incurred any material indebtedness.

**Recent offerings of securities**

None

**Valuation**

$8,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price per share of Series B Common Stock merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property (the platform is already live, in Alpha stage) and the experience of the management team. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities. When estimating the value of Bond Film Platform the management took into account the valuations, revenues and success of funding campaigns of similar startup projects. Legion M a fan-owned entertainment company raised more than $4.5M on Wefunder (https://wefunder.com/legionm). Legion M is currently valued at $20M (https://legionm.com/investor-info/). Seed & Spark a film-centric crowdfunding and SVOD platform raised more than $4M and have $3.2M annual revenue. (https://www.crunchbase.com/organization/seed-spark#section-overview) . Slated - a platform with opportunities for talent, finance and distribution of content raised $3.7M (https://www.crunchbase.com/organization/slated). LiveTree Adept - a crowdfunding platform that gives audiences the power to fund the projects they believe in raised $0.8M in a recent ICO (https://icobench.com/ico/livetree-adept)

## USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $107,000 |
| **Less: Offering Expenses** | | |
| **StartEngine Fees (6% total fee)** | $600 | $6,420 |
| **Net Proceeds** | $9,400 | $100,580 |
| **Use of Net Proceeds:** | | |

| | | |
|---|---|---|
| Working Capital | $9,400 | $15,087 |
| Research Development | $0 | $20,116 |
| Marketing | $0 | $50,290 |
| Legal & Professional Support | $0 | $5,029 |
| General & Administrative | $0 | $10,058 |
| Total Use of Net Proceeds | $9,400 | $100,580 |

Bond is seeking to raise $107,000 in the Offering, with a minimum target raise of $10,000. Bond has agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee consisting of a 6% commission based on the dollar amount received from US investors in the Offering for ACH and wire payments, 10% commission based on the dollar amount received from credit card payments, 8% commission based on the dollar amount received from international investors for ACH and wire payments and 12% commission based on the dollar amount received from international credit card payments.

The net proceeds of the Offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $3,443,440 that Bond projects it will need (beyond revenue generation) in 2018 and 2019 for research and development, marketing, legal/professional support, general/administrative expenses and working capital. None of the proceeds from the Offering will be used to pay off debt of Bond.

Bond will use the net proceeds from the sale of securities offered by it in the Offering and other offerings to develop the Bond Film Platform and for general corporate purposes, which may include working capital, capital expenditures, other corporate expenses
(legal and accounting) and acquisitions of complementary products, or technologies to support the development of Bond. The timing and amount of Bond's actual expenditures will be based on many factors, including Bond's ability to develop the Bond Film Platform as anticipated.

Marketing funds will be used for advertising, promotions and to hire a marketing agency specializing in digital and social media outreach to engage with creators and audience and increase brand awareness. Research and development funds will be for continued development of the Bond Film Platform and all associated back-end infrastructure related to the functioning of the Bond Film Platform itself and any related customer service.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of Bond.

*Irregular Use of Proceeds*

Bond will not incur any irregular use of proceeds.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to Bond or its officers or directors.

### Compliance failure

Bond has not previously failed to comply with Regulation CF.

### Annual Report

BOND FILM PLATFORM INC. will make annual reports available at https://bond.pm in the Investor Relations section labeled Annual Reports. The annual reports will be available within 120 days of the end of Bond's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BOND FILM PLATFORM INC.

*[See attached]*

I, Den Tolmor, the Chief Executive Officer of BOND FILM PLATFORM INC. hereby certify that the financial statements of BOND FILM PLATFORM INC. and notes thereto for the periods ending May 9, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

BOND FILM PLATFORM INC. was not in existence in the previous tax year.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 9, 2018 .

_____ (Signature)

_CEO_____ (Title)

_05/09/2018___ (Date)

**BOND FILM PLATFORM INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**FROM INCEPTION (MAY 4, 2018) TO MAY 9, 2018**

BOND FILM PLATFORM INC.
Index to Financial Statements
(unaudited)

**BOND FILM PLATFORM INC.**
**BALANCE SHEETS**
**MAY 9, 2018**
(unaudited)

| Assets | | |
|---|---|---|
| Current Assets: | | |
| Cash | $ | - |
| Total Current Assets | | - |
| | | |
| Non-Current Assets | | |
| Property, Plant & Equipment | | - |
| Intangible Assets | | - |
| Total Non-Current Assets | | - |
| Total Assets | | - |
| | | |
| Liabilities and Equity | | |
| Current Liabilities | | |
| Trade and other borrowings | | - |
| Short-term borrowings | | - |
| Total Current Liabilities | | - |
| | | |
| Non-Current Liabilities | | - |
| Long-term borrowings | | - |
| Total Non-Current Liabilities | | - |
| Total Liabilities | | - |
| | | |
| Stockholders' Equity | | |
| Common Stock, par value $0.00001 10,000,000 shares authorized, 4,000,000 issued and outstanding | | 40 |
| Subscription Receivable | | (40) |
| Retained Earnings | | - |
| Total Stockholders' Equity | | - |
| Total Liabilities and Stockholders' Equity | $ | - |

4

**BOND FILM PLATFORM INC.**
**STATEMENTS OF OPERATIONS**
**FOR THE PERIODS MAY 4, 2018 TO MAY 9, 2018**
(unaudited)

| | |
|---|---|
| Revenue | $ - |
| Cost of Sales | - |
| Gross Profit | |
| Operating Expenses- | |
| General and Administrative | - |
| Total Operating Expenses | |
| Net Income | $ - |

# BOND FILM PLATFORM INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR THE PERIODS MAY 4, 2018, TO MAY 9, 2018
(unaudited)

| | Common Stock | | Subscription | Retained | Stockholders' |
| | Shares | Amount | Receivable | Earnings | Equity |
|---|---|---|---|---|---|
| May 9, 2018 | - | $  - | | $  - | $  - |
| Issuance of founders shares | 4,000,000 | 40 | (40) | | |
| Net Income | - | - | - | - | |
| | 4,000,000 | $  40 | $  (40) | $  - | $  - |

6

## BOND FILM PLATFORM INC.
## STATEMENTS OF CASH FLOWS
## FOR THE PERIODS MAY 4, 2018 TO MAY 9, 2018
(unaudited)

| | | |
|---|---|---:|
| Cash Flows From Operating Activities | | |
| Net Income | $ | - |
| Net Cash Used in Operating Activities | $ | - |
| Increase in Cash and Cash Equivalents | | |
| Cash and cash equivalents, beginning of period | $ | - |
| Cash and cash equivalents, end of period | $ | - |
| Supplemental Disclosures of Cash Information: | | |
| Cash paid for interest | $ | - |
| cash paid for income taxes | $ | - |
| | | |
| Non Cash Investing and Financing Activities: | | |
| Subscription Receivable | $ | 40 |

## NOTE 1 – NATURE OF OPERATIONS

BOND FILM PLATFORM INC. was formed on May 4, 2018 ("Inception") in the State of Delaware. The financial statements of BOND FILM PLATFORM INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

The Company will be developing and promoting a video streaming and crowdfunding platform to assist users in production, monetization, consumption, and investment into video and film content. The platform will utilize blockchain technology to ensure the security of all financial and data sensitive transactions.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 9, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from monthly subscription fees paid by users for the Company's video streaming platform services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The Company has not had any material terms of indebtedness.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company currently has no outstanding liabilities.

## NOTE 5 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 10,000,000 shares of common stock, which includes 9,500,000 shares of Class A Stock with par value of $0.00001 and 500,000 shares of BFP Token Class Stock with par value of $2.00. As of May 9, 2018 the Company has issued 4,000,000 shares of Class A Stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 4, 2018 through May 9, 2018, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*



StartEngine | What's New ▾ | Discover Investments | Edit My Campaign | Launch an ICO [NEW] | Blake A. ▾

BOND FILM PLATFORM is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

**BOND FILM PLATFORM**
Linking creators, audience an investors.

● Small OPO | 🏠 Miami Beach, FL | 🏷 Education
🌐 Accepting International Investment

Overview | Team | Terms | Updates | Comments | **Share**

# A New Economic Model for the Film and Video Industry

## Invest in Bond



**Over the past thirty years, creative technologies have undergone paradigm shift after paradigm shift.** We believe these successive revolutions have put power into the hands of individuals and made anyone capable of producing work that can rival the largest conglomeration. Yet, it is our opinion that film, television, music, and other forms of media are largely dominated by 20th century structures, thoughts, and behaviors.

Isn't it about time we updated these industries? Isn't it time we ushered in a new, fairer model for the distribution of quality content?

We built **Bond** to be that new model. Our goal is to move media creation and distribution from a centralized system - a handful of studios capable of creating content, but limiting what can be made, shipping directly to the cinema and television - to a decentralized model, so that anyone can become a creator of content and distribute it.

**We believe the consumers realm has become decentralized, as well.** Only a short time ago, people were greatly limited by region and available technology. Now, they are inundated with new ways to discover, share, and connect.

**Despite these advancements, we believe creators are anything but empowered.** They're unable to leverage their work for fair monetary compensation. Simultaneously, **fans are still limited by the centralized systems** in place. Bond's goal is to provide a platform where creators are empowered and treated fairly, and where fans can have direct input about and access to their favorite media.

**Bond is a distribution platform intended to link creators with eager audiences capable of investing in their favorite content.** We plan to remove corporations, middlemen and executives and put the power back into the hands of creators and the people who want to support them. But we can't build the future of the entertainment industry without the help of creators everywhere rising up and taking what's been owed for too long - the support of their global networks of fans, and your insight.



# Development Stage

**Bond Film Platform website streaming platform is currently released in Alpha version.** In addition, we currently have several features which are pre-development, including the blockchain technology. Below you will find a list of our intended features along with the feature that has now been released in section titled "*What is Bond*".

*Help us build the entertainment industry we were meant to have. Invest in Bond.*

# The Offering

**<u>Investment:</u> Series B Common Stock and BFP Tokens**

$2/share of Series B Common Stock | When you invest you are betting the company's future equity value will exceed $8.1M.

**Perks***

<u>BFP Tokens</u>

The Offering includes 20 BFP Tokens for every $2 invested (so 20 BFP Tokens for every Series B Common Stock purchased).

In addition, the following bonuses will apply:

Invest **$1,000** and more: **1 additional** BFP Token per $2 invested
Invest **$3,000** and more: **3 additional** BFP Tokens per $2 invested
Invest **$5,000** and more: **5 additional** BFP Tokens per $2 invested
Invest **$10,000** and more: **10 additional** BFP Tokens per $2 invested
Invest **$30,000** and more: **12 additional** BFP Tokens per $2 invested

**All perks and tokens will be delivered after the campaign is completed, and upon the successful development of the Tokens.*
*See Offering Summary below for additional terms.*



This Offering is eligible for the
**StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

## BFP Token

**Description:** Bond is planning to release its own ERC-20 compliant digital token on the Ethereum blockchain. The name of the token will be BFP (Bond Film Platform). The BFP Token is a token that will be used throughout the platform for all payment related tasks, including user subscription payments, crowd investing and revenue distribution. Bond intends to take steps to make BFP Token a token of stable value with the goal of preventing it from fluctuating either upward or downward in value for the purpose of creating a useful method of payment on the platform.

The right to receive BFP Tokens is contingent upon the successful development of the BFP Tokens and, to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

## What is Bond

Bond is a multi-function distribution platform that brings talented creators directly to an audience capable of investing. Our platform is currently released in Alpha version and is not using the blockchain technology at the moment. Below you will find a list of our intended features along with the feature that has now been released.



### For consumers



Bond is a content platform. If you love original content from talented individuals and groups that choose to distribute on Bond, then, for a low monthly subscription, you will be able to stream all of the content you love, whenever you crave it. But, unlike with current content controllers, Bond will bring you all kinds of content - from extremely short form to live-streaming, video blogs and more. Whatever you're looking for, we believe there will be a creator making it on Bond.

### For Authors

Bond will be a single platform to distribute new work, collect revenue, connect with fans, and raise funds. As a streaming service, a creator can use Bond to directly disseminate its latest work to an eager, paying audience. Furthermore, the majority of the consumers' subscription fees will go directly to creators based on consumer feedback determined algorithmically by views and length. This establishes a fair, constant rate for creators. Lastly, the platform itself will act as a communication hub putting the author directly in touch with its most important critics, the fans themselves.

But Bond will take that one step further, letting creators talk to their viewers, offer stakes, and transform fans into crowd investors. With **crowd investing** made within the Bond platform, viewers will have the unbelievable ability to become directly involved with their favorite creators, building lasting financial relationships to make passion projects possible.

**Crowd-invested** content will remove middlemen, bringing the creation conversation back to the only people who really matter: the creator and the consumer.

To make sure this all works perfectly, Bond plans to operate on smart contracts that enable 100% transparent financial transactions between creators and crowd investors. Smart contracts are essential to Bond's ability to transparently and safely connect authors to crowd investors, and they will allow investing in media on the platform, as well as provide the ability to register content ownership for authors and investors, ensuring lasting profits through Bond.

Bond envisions implementing a comprehensive set of online crowd investing functions. As described above, the crowd investing features to be integrated in the platform will connect investors with filmmakers and other video industry professionals. In the long-term perspective, we may consider registering as a funding platform in the United States and/or obtaining a valid legal status of a crowd investing operator in other countries as well.

## Bond Comes Packed with Features

Because we believe Bond will be such a comprehensive platform, it will come stocked with features to support creators, consumers, and crowd investors around the globe.



**Automated Revenue Distribution**

*(released)*

- Bond will automatically distribute revenue for each project based on the smart contracts generated in a predictable, consistent manner.
- Revenue shares will be calculated by a transparent formula available for everyone to see, expected to be backed up by the immutable blockchain and smart contracts.
- Investors will be paid in the same manner as creators and receive shares of the revenues based on the stakes purchased.



**Users Can Earn Stakes**

*(anticipated)*

Authors will be able to determine many different ways to offer stakes, such as:

- Capital contributions
- Content promotions
- Bounty programs
- Project assistance
- Curating content collections
- Community management



**BFP TOKEN**

*(anticipated)*

- The BFP Token will be used throughout the platform for all payment related tasks, in addition to a fiat currency of the user's choice.
- Users will pay their subscription fee in tokens, creators and investors will receive tokens in return. Thus, Bond will establish the first-ever crypto-based monthly payment system (that we're aware of).
- All revenue sharing and content funding will be done strictly in the BFP token.



**The Streaming Platform**

*(released)*

- Bond will provide a platform to stream content for a low monthly subscription fee.
- Bond will bring exclusive, premium content directly to consumers on web, mobile, and popular set-top boxes.
- Bond will give consumers access to



**Crowd-investing on Bond**

*(anticipated)*

- Each channel or project created on Bond will create its own set of Ownership Stakes, giving Authors new opportunities to develop content.
- Investors will be able to purchase channel stakes in content they like or think will be popular, earning a percentage of the



**Smart Content Ownership**

*(anticipated)*

- Smart Contracts will guarantee fair, transparent, and accurate revenue generation on Bond, ensuring the creation of future projects, episodes, and pilots by successful creators.
- Consumers will be able to invest in a wide array of projects, from professionally

exciting user-funded content and will be capable of catering more accurately to a consumer's desires.

project's future revenue, expected to be recorded transparently through blockchain.

- Content ownership will be traded on the open market within the Bond platform.

written serial or documentary content to amateur offerings and experimental content.

- Smart Contracts will ensure quality control is implemented in a multi-step process, protecting transactions for consumers and creators.

## Why the World Needs Bond

**If we want the entertainment industry to support the people who put in the most work,** then the people who are making the biggest strides and greatest contributions, then, we need a new economic model for the industry.



**Bond exists because our team shares the dream of giving creators a better way to create, on a platform that actually works for them and their creations.**

We're a passionate team of IT professionals, movie producers, scriptwriters, and visionaries working with an incredible group of developers, designers, testers, and engineers. Together, we have decades of experience building and developing streaming platforms for mobile and web. We know how labor intensive media and its creation can be, and how frustrating it can be to work on a project only to have it produce little to no return despite your investment.

**Bond is being built for everyone in the entertainment industry who has felt the struggle.** Because we have been working in film and video for so long, we believe we were able to build the solution people have been looking for.

## The Future of Bond



### Why This is the Time to Invest in Bond

We believe video streaming has never been hotter. The market's revenue is expected to grow from $10.9B in 2016 to $18.6B in 2022. Coinciding with this growth, the number of Subscription Video-On-Demand (SVOD) homes is forecasted to reach more than 410 million by 2022.

**With a content-selection system and user-beneficial economy - authors, viewers and investors are equally attracted and incentivized to take part in the Bond platform.** By liberating the creative process, incorporating audience control and input, and giving creators and fans the chance to unite financially to make dreams a reality, Bond will provide the solution that we believe the entertainment industry is desperately seeking.



## The perfect time to invest in Bond

This is your opportunity to become a part of the next era of the entertainment industry as we see it. We believe that an investment in Bond is an investment into the future of media and your favorite content creators.

**Invest in Bond today!**



**October 2017** — Project Launched
Team assembled, advisors on-boarded

**December 2017** — Whitepaper Ready
BOND started building the community of supporters around the project via mailing list and telegram group.

**May 2018** — Pilot Projects Negotiation
Development of Bond Content licensing agreements, UIX and streaming platform development, negotiations with Content Creators (authors) about Pilot Projects.

**July 2018** — First Pilot Projects Selected
Basic platform UIX/Logic for video streaming and crowdinvestment is ready; Exclusive content selected for platform launch

**August 2018** — Campaign Launched on StartEngine

**August 2018** — Alpha Version Released
Pilot Projects prepare crowdinvestment pages. Authors prepare their content for online distribution Alpha users test UIX, streaming quality and monetary transactions (ANTICIPATED).

**January 2019** — Beta-Testing Starts
Pilot projects publish crowdinvestment pages. First investment opportunities open. Content is available for streaming. Development of TV streaming solutions (ANTICIPATED).

**May 2019** — Beta-Testing Finishes
First Pilot Projects funded. Final preparations of all services for public release (ANTICIPATED).

**June 2019** — Bond Official Public Release
Marketing campaign. Scaling of the project (ANTICIPATED).

**September 2019** — First Original Content From Pilot Projects Released
Bond platform shows constant user base growth. (ANTICIPATED).

## In the Press











WIRED | DAILY BEAST | THE HUFFINGTON POST | VARIETY | VULTURE | DAILY NEWS

SHOW MORE

## Meet Our Team



**Vlad Lobak**
Co-founder and CEO
*Vlad has over 20 years of experience working on TV*



**Den Tolmor**
Co-Founder and Chief Producer, Director
*Den Tolmor is a member of US Television Academy,*

Channels, developing cutting edge IPTV and VOD services, expert in online streaming and CDN infrustructure. Vlad has over 20 years of experience working on TV Channels, developing cutting edge IPTV and VOD services, expert in online streaming and CDN infrustructure. Vlad worked in many startups and is currently consulting top companies all over the world. Vlad has served as a Founder & CEO of VIBOTV working full time from 2009 to 2012, and part-time 2012 to 2014 while serving as CTO of TV Channel "Rain" from 2012 to 2014 full time. In 2015 Vlad returned to a full time position of CEO at VIBOTV and managed the company until 2017. He is currently full time CEO of Bond Film Platform since Inception.

Oscar nominee (2015) and Emmys nominee (2015, 2018) producer and writer, known for Winter on Fire: Ukraine's Fight for Freedom (2015), Pray for Ukraine (2015), Cries from Syria (2017) and many other TV Shows and documentaries. He has been Co-Founder and Chief Producer, Director of Bond Films since inception. Den also serves as a Producer in Afineevsky - Tolmor Production since 2014 to present working full time and this is his primary role.











**Arkady Sandler**

Advisor: Head of Artificial Intelligence, MTS Innovation Center

*Arkady was the CEO of Nanosemantics Lab for over 5 year, making his company a leading provider of Artificial Intelligence solutions for the multi-lingual market place. He is Head of AI Innovations Center in one of world`s largest telecommunication companies - MTS since 2017 until the present time working full time and this is his primary role.*



**Daniel Elba**

Advisor: Community, Marketing and Sales

*Daniel is a business and operations executive with more than 14 years of experience in developing products, driving growth and monetization in digital content. He served in several leadership roles at Yahoo!, Flickr, Table.co and Uniplaces. As a former Director of Flickr, he knows the nuances of the media business And currently serves as a founder of EYESO since its inception in 2017 to present working full time and this is his primary role.*



**Joshua Engroff**

Advisor and COO of Evrythng

*Joshua is a media and technology entrepreneur in New York for the past 16 years. Josh is overseeing investments in many technology companies, is a co-founder in three startups, writes articles and publications. Joshua is quoted by MediaPost, CNBC, AdExchanger, Mashable, Yahoo, and The Wall Street Journal. He is named one of three 2016 Media All-Stars by MediaPos. Joshua has served as COO of Evrythng since 2017 to present working full time and this is his primary role. He also serves full-time as the Advisory Board Member of Marchint Ant since 2004 to present and full-time as the Advisory Board Member of PlaceIQ since 2017 to present.*



**Marc Vayn**

Advisor and CTO of ATN Corp.

*Mark is a highly successful entrepreneur with a lot of experience in IT start-ups Other full-time positions: Marc serves full-time as American Technologies Network, Corp. Chairman CTO since 1993 to present.*



## Offering Summary

Maximum 58,850 shares* of Series B Common Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 5,000 shares of Series B Common Stock ($10,000)

| | |
|---|---|
| **Company** | **BOND FILM PLATFORM INC.** |
| **Corporate Address** | 520 West Avenue Suite 805, Miami Beach, Florida, 33139 |
| **Description of Business** | Bond Film Platform is developing and promoting a video streaming and crowdfunding platform to assist users in production, monetization, consumption, and investment in video and film content. |
| **Type of Security Offered** | Series B Common Stock and BFP Token |
| **Purchase Price of Security Offered** | $2.00 per share of Series B Common Stock |
| **Minimum Investment Amount (per investor)** | $500.00 |

**Perks***

The Offering includes 20 BFP Tokens, for every $2 invested (so 20 BFP Tokens for every share of BFP Token Class Stock purchased).

In addition, the following bonuses will apply:

Invest **$1,000** and more: **1 additional** BFP Token per $2 invested

Invest **$3,000** and more: **3 additional** BFP Tokens per $2 invested

Invest **$5,000** and more: **5 additional** BFP Tokens per $2 invested

Invest **$10,000** and more: **10 additional** BFP Tokens per $2 invested

Invest **$30,000** and more: **12 additional** BFP Tokens per $2 invested

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

## BFP Tokens

**Description:** The BFP Token is a virtual currency used for the video streaming and crowdfunding platform that we expect will assist users in production, monetization, consumption, and investment in video and film content. The platform is currently under Bond's development.

- **Initial Blockchain:** ERC20 compliant digital token based on the Ethereum blockchain technology.
- **Migration to Alternative Blockchain:** Bond may migrate the BFP Tokens to an alternative platform if it determines such migration to be necessary or desirable to operate its platform.
- **Expected Network Launch date:** Q4 2019
- **Total amount of Tokens authorized for creation:** 13,190,548
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** Bond does not expect to list the BFP Tokens.

**Other Material Terms:**

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from the closing of the Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other**: Bond intends to take steps to make BFP Token a token of stable value with the goal of preventing it from fluctuating either upward or downward in value for the purpose of creating a useful method of payment on the platform.

**BFP Tokens do not represent or constitute**:

- any ownership right on share, equity, security, commodity, bond, debt instrument or any other financial instrument or investment carrying equivalent rights and will only be used on Bond Film Platform which is currently under development by Bond;
- any form of money or legal tender in any jurisdiction, nor do they constitute any representation of money (including electronic money).

Any potential future use of BFP Tokens in connection with the provision or receipt of services on the Bond Film Platform shall be subject to and governed by such other applicable terms, conditions and policies relating to the use of each such service on the Bond Film Platform. Such terms and conditions regulating the use of the Bond Film Platform shall be made available to the Bond Film Platform users.

**Each BFP Token holder is responsible for implementing all reasonable and appropriate measures for securing his, her or its cryptographic wallet, vault or other storage mechanism that he, she or it uses to receive and store BFP Tokens that are issued to him, her or it by the Company after completion of development of the Bond Film Platform, including any requisite private key(s) or other credentials necessary to access such storage mechanism(s).** If BFP Token holder's private key(s) or other access credentials are lost, he, she or it may lose access to the BFP Tokens. Bond shall not be responsible for any security measures relating to BFP Token holder's receipt, possession, storage, transfer or potential future use of BFP Tokens nor shall we be under any obligation to recover or return any BFP Tokens, and Bond hereby excludes (to the fullest extent permitted under applicable law) any and all liability for any security breaches or other acts or omissions which result in BFP Token holder's loss of (including loss of access to) BFP Tokens issued to any investor in connection with the Offering.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token, and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

**Tax Advisory:** Investors should consult their tax advisors with respect to the tax basis for each of the Series B Common Stock and the BFP Tokens, since they will trade independently.

**Jurisdictions:** No investor in the Offering who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

NOTWITHSTANDING ANYTHING IN THE OFFERING DOCUMENTS TO THE CONTRARY, BOND MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER WITH RESPECT TO THE BFP TOKENS OR THE BOND FILM PLATFORM, INCLUDING, WITHOUT LIMITATION, ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (iii) WARRANTY OF TITLE; OR (iv) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE.


**The 10% Bonus for StartEngine Shareholders**

Bond Film Platform. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series B Common Stock at $2 / share, you will receive 10 Series B Common Stock bonus shares, meaning you'll own 110 shares of Series B Common Stock for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

Bond will not incur any irregular use of proceeds.

---

Form C Filings

---

SHOW MORE

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow BOND FILM PLATFORM to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

00:01 Audio: We all like to watch videos online.

00:02 Text: To be or not to be?

00:05 Audio: Digital video on demand market will grow up to 120 billion by 2022!

00:08 Text: Digital Video Market, 2022, 120.0 billion

00:09 Text: Who gets all this money

00:09 Audio: Most of it goes to Big Platforms.

00:11 Text: Big platforms and studios; Azone; Hooloo; Youdupe; Flexnet

00:12 Audio: The creators get only a little.

00:13 Text: Hamlet

00:15 Audio: The platforms also invest in production of new projects.

00:17 Text: Production of new projects

00:18 Audio: Their executives decide

00:19 Audio: which films, series or videos should be made.

00:22 Text: Which film?;Series?;Video?

00:22 Audio: This economic model is OUTDATED!

00:24 Text: Outdated

00:25 Audio: Now, with  Internet and Blockchain we can do it better!

00:27 Text: Now with internet and blockchain we can do it better

00:30 Audio: Bond. We take the middleman out of the game.

00:31 Text: Bond takes the middleman out of the game

00:33 Audio: We are a direct bond between the creators and the audience

00:33 Text: We are a direct bond between the creators and the audience

00:35 Audio: The viewers pay for subscription

00:36 Text: Viewers pay for subscription

00:37 Audio: The revenues go directly to creators.

00:39 Text: Revenues go to creators

00:40 Audio: The more popular is the video the more money it gets

00:42 Text: The more popular is the video the more money it gets

00:44 Audio: On Bond, creators raise funds for new projects.

00:44 Text: TV Series;Sitcom;Action Film;Romeo & Juliet; Comedy;Upload projects;Bond for creators

00:45 Audio: They pitch them to viewers

00:45 Text: Pitch

00:47 Audio: and get investments!

00:47 Text: Invest

00:48 Audio: Any user can become an investor.

00:51 Audio: They get a share of content ownership!

00:51 Text: You get a share of; %

00:53 Text: Content ownership

00:54 Audio: So when the project is published,

00:54 Text: Funded; Produced

00:54 Audio: and starts making money

00:55 Text: Published

00:57 Text: or sold

00:58 Audio: The crowd gets a share of revenues

00:58 Text: Creators; Investors; Revenues; %

00:59 Audio: Bond is the way to monetize and finance the content

00:59 Text: Thriller;Horror;Action Film;Sci-Fi;Sitcom;Fantasy;Documentary;Family;

01:01 Text: TV series;Comedy;Monetize the content

01:02 Audio: That the audience really wants

01:03 Text: The audience really wants

01:04 Audio: Join the Bond community

01:05 Text: Join and create; Let's build the platform together

01:06 Audio: Support the future of film and video

01:07 Text: Invest; Create

01:08 Text: Watch

# STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:53 PM 08/22/2018
FILED 05:53 PM 08/22/2018
SR 20186309581 - File Number 6871745

# SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BOND FILM PLATFORM INC.

BOND FILM PLATFORM INC., a corporation organized and exiting under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

**1.** The name of this corporation is BOND FILM PLATFORM INC., and this corporation was originally incorporated pursuant to the General Corporation Law on May 4, 2018, under the same name.

**2.** This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 and, with respect to the stockholders of this corporation, Section 228 of the General Corporation Law, and restates, integrates and further amends the provisions of the Amended and Restated Certificate of Incorporation of this corporation, as amended.

**3.** The text of the Amended and Restated Certificate of Incorporation of this corporation, as amended is amended and restated to read as follows:

**FIRST:** The name of this corporation is BOND FILM PLATFORM INC. (the "Corporation").

**SECOND:** The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at that address is The Company Corporation.

**THIRD:** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), 9,400,000 of which are designated as Series A Common Stock, par value $0.00001 per share ("Series A Common Stock"), and 600,000 of which are designated as Series B Common Stock, par value $0.00001 per share ("Series B Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Certificate of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

**A. Voting Rights.**

1. General. Except as otherwise required by law or this Certificate of Incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings

-1-

(a) the holders of Series A Common Stock are entitled to one vote for each of share of Series A Common Stock, and (b) the holders of Series B Common Stock have no voting rights. The number of authorized shares of Series A Common Stock or Series B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        2.      Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series B Common Stock are entitled to vote by law, the holders of Series B Common Stock shall vote all shares of Series B Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

        **B.**      **Information Rights**. To the fullest extent not prohibit by law, holders of Series B Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

        **FIFTH:** Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

        **SIXTH:** Subject to any additional vote required by this First Amended and Restated Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

        **SEVENTH:** A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

        **EIGHTH:** Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this First Amended and Restated Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

4839-2095-0384, v. 1

IN WITNESS WHEREOF, BOND FILM PLATFORM INC. has caused this Second Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of this corporation on this 22nd day of August, 2018.

Name: Vlad Lobak
Title: Chief Executive Officer